UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that further to the announcement made on May 13, 2019, it has successfully closed the divestment of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for approximately €87 million. The assets in Germany that have been divested consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. The proceeds from this divestment will be used mainly for debt reduction and for general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: May 28, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller